Apr. 14 2003 11:07AM P2 — FROM : Securities Services 309-2579 — PHONE NO. : 604 807 5658

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Coll [redacted] *of Personal Information*: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of [redacted] forcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the r [redacted] uant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to [redacted] egulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact [redacted] n which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03050959

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LIMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 04 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

[redacted] D TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

NAME: GRO[illegible]

GIVEN NAMES: JOE NICOLA

NO. / STREET / APT: 3860 MOSCROP STREET

CITY: BURNABY

PROV: B.C. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [ ] ONTARIO
- [X] BRITISH COLUMBIA
- [ ] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000							500000	1	
WARRANTS	311111							311111	1	
WARRANTS	172400							172400	2	
COMMON	220724							220724	2	
COMMON	107402	04 04 03	10	4000		.91		111402	1	
		04 04 03	10	2000		.92		113402	1	
		[illegible] 04 03	10		6000	.93		107402	1	

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

ATTACHMENT ☒ YES ☐ NO

BOX 6. REMARKS

Of the 220724 Indirect Common: OXBOW 176048; THREADCO 9612; JOCELYN 27564; BEAUREGARD 7500 } I own 50%

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 04 03

5/30

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO.: 3860 STREET: MOSCROP STREET APT:

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	107402	04 04 03	10		10000	.88		97402	1	
		04 04 03	10		7000	.90		90402	1	
		04 04 03	10		10000	.92		80402	1	
		04 04 03	10		2500	.91		77902	1	
		08 04 03	10	3000		.91		80902	1	
		08 04 03	10	1500		.92		82402	1	
		08 04 03	10		5000	.90		77402	1	

ATTACHMENT ☑ YES ☐ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 04 03

FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Apr. 14 2003 11:09AM P4

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO.: 3860 STREET: MOSCROP STREET APT

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	77402	08/04/03	10	2000		.89		79402	D	
		08/04/03	10	2000		.88		81402	D	

ATTACHMENT: YES NO (circled)

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 14/04/03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE